                          [Clifford Chance Letterhead]

June 12, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:        Larry Greene, Division of Investment Management

Mail Stop 0505

         RE:      MORGAN STANLEY FIXED INCOME FUNDS PROXY

Dear Mr. Greene:

         Thank you for your telephonic comments on May 24, 2006 regarding the joint preliminary proxy statement on Schedule 14A (the "Proxy Statement") for the Morgan Stanley Fixed Income Funds (each, a "Fund" and collectively, the
"Funds") filed with the Securities and Exchange Commission (the "Commission") on
May 19, 2006. The Proxy Statement relates to the election of Trustees/Directors and changes to certain of the fundamental investment policies of the Funds.
Below, we describe the changes made to the Proxy Statement in response to the
Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

         The Funds have considered the Staff's comments and have authorized us to make on their behalf the responses and changes discussed below to the Proxy
Statement. These changes will be reflected in a definitive proxy statement on
Schedule 14A (the "Definitive Proxy Statement"), which will be filed via EDGAR on or about June 12, 2006.

             COMMENTS TO PROXY STATEMENT
             ---------------------------

COMMENT 1.   PLEASE INCLUDE IN THE PROXY STATEMENT THE ESTIMATED COSTS TO BE
             INCURRED IN CONNECTION WITH THE SHAREHOLDERS MEETINGS.

                    RESPONSE 1. Such disclosure has been added to the fifth
                    paragraph on page 1 of the Definitive Proxy Statement.

COMMENT 2.   CONFIRM WHETHER THE PROXY STATEMENT CONTAINS DISCLOSURE REGARDING
             THE TREATMENT OF ABSTENTIONS AND BROKER "NON-VOTES" FOR PURPOSES OF
             APPROVING THE PROPOSALS.

                    RESPONSE 2. Disclosure regarding the treatment of
                    abstentions and broker "non-votes" has been added after the chart on page 3 of the Definitive Proxy Statement.

COMMENT 3.   EXPLAIN HOW THERE WILL BE NO MATERIAL CHANGE IN THE FUNDS' RISKS OR
             THE MANNER IN WHICH THE FUNDS WILL OPERATE, GIVEN THE POTENTIAL
             INCREASED USE OF BORROWINGS AND DERIVATIVES, SUCH AS OPTIONS,
             FUTURES AND SWAPS, IF PROPOSALS 3B AND 3D ARE APPROVED.

                    RESPONSE 3. While the proposed fundamental policy changes
                    would permit the Funds to borrow money and enter into
                    derivative transactions to the extent allowed under the
                    Investment Company Act of 1940, as amended (the "Investment
                    Company Act"), there is no current intention that any Fund will either increase its borrowing capacity or increase its use of options, futures or swapsas a result of the approval of this Proposal. Any such increase would require prior
                    Board approval.

COMMENT 4.   REGARDING THE DISCLOSURE IN PROPOSAL 2.A., PLEASE CONFIRM WHETHER A
             FUND'S COLLATERAL REQUIREMENTS CAN BE "OFTEN LARGER THAN" THE
             PRINCIPAL AMOUNT OF THE LOAN.

                    RESPONSE 4. We have revised the disclosure to read "These
                    collateral requirements are typically for amounts at least equal to, and in certain cases larger than, the principal
                    amount of the loan."

COMMENT 5.   REGARDING PROPOSAL 2.I., CONSIDER ADDING DISCLOSURE AS TO WHAT THE
             FUND WOULD INVEST IN IF THE PROPOSAL IS APPROVED.

                    RESPONSE 5. We have modified the disclosure in Proposal 2.I.
                    to read:

                           "If this fundamental policy were eliminated, the Fund
                    would no longer be required to invest at least 25% of its
                    total assets in mortgage-backed securities, and the Fund
                    would invest in a variety of fixed income securities, which may include to some extent mortgage-backed securities."

COMMENT 6.   REGARDING PROPOSAL 3.A., CONFIRM WHETHER ANY OF THE FUNDS
             CONTEMPLATES SEEKING EXEMPTIVE RELIEF FROM THE DIVERSIFICATION
             PROVISIONS OF THE INVESTMENT COMPANY ACT.

                    RESPONSE 6. None of the Funds contemplates seeking exemptive relief from the diversification requirements under the
                    Investment Company Act. If Proposal 3A is approved by
                    shareholders, it would permit a Fund to seek such relief if it were determined to be appropriate at some point in the
                    future.

COMMENT 7.   REGARDING PROPOSAL 3.A., CONSIDER ADDING DISCLOSURE REGARDING THE
             DIVERSIFICATION REQUIREMENTS FOR REGULATED INVESTMENT COMPANIES
             ("RICS") UNDER SUBCHAPTER M OF THE INTERNAL REVENUE CODE OF 1986,
             AS AMENDED ("SUBCHAPTER M").

                    RESPONSE 7. Disclosure has been added to Proposal 3.A. of
                    the Definitive Proxy Statement to the effect that each Fund will continue to comply with the diversification and other requirements of Subchapter M in order to qualify for the
                    special tax treatment afforded RICs.

COMMENT 8.   REGARDING PROPOSAL 3.B., PLEASE CONFIRM WHETHER THE FUNDS TREAT
             CERTAIN DERIVATIVE STRATEGIES AS "BORROWINGS".

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                    RESPONSE 8. The Funds do not treat their derivatives as
                    borrowings. In accordance with Dreyfus Strategic Investing &
                    Dreyfus Strategic Income (pub. avail. June 22, 1987), the
                    Funds either meet the segregation requirements or "cover"
                    their derivative positions so as to eliminate any potential leveraging issues.

COMMENT 9.   REGARDING PROPOSAL 3.D., PLEASE CONFIRM WHETHER THE FUNDS'
             INCREASED ABILITY TO ENGAGE IN DERIVATIVES WILL CAUSE ANY ISSUES IN
             LIGHT OF REVENUE RULING 2006-1 REGARDING THE FUNDS' ABILITY TO
             COMPLY WITH SUBCHAPTER M.

                    RESPONSE 9. We can confirm that the modification of the
                    fundamental policy regarding the Funds' investment in
                    commodities, commodity contracts and futures contracts, in light of Revenue Ruling 2006-1, will not give rise to any
                    issues with respect to the Funds' ability to comply with the
                    "qualifying income requirement" of Subchapter M.

COMMENT 10.  REGARDING PROPOSAL 3.D., PLEASE ADD DISCLOSURE AS TO THE KIND OF
             "OTHER DERIVATIVES" THE FUNDS WOULD CONSIDER INVESTING IN.

                    RESPONSE 10. We have modified the disclosure in Proposal
                    3.D. to read:

                           "The extent to which any such Fund may invest in
                    futures contracts or other derivatives, including options, futures contracts and related options thereon, forward
                    contracts, swaps, caps, floors, collars and any other
                    financial instruments, will be disclosed in its prospectus and/or statement of additional information."

COMMENT 11.  REGARDING PROPOSAL 3.F., CONSIDER DELETING THE WORDS "IN EFFECT"
             FROM THE SENTENCE IN "PROPOSED NEW FUNDAMENTAL INVESTMENT POLICY."

                    RESPONSE 11. We have deleted the term "in effect."

COMMENT 12.  REGARDING PROPOSAL 3.F., CONSIDER MODIFYING "THE FUND MAY NOT
             INVEST MORE THAN 25% OF THE VALUE" TO "THE FUND MAY NOT INVEST 25%
             OR MORE OF THE VALUE" IN "PROPOSED NEW FUNDAMENTAL INVESTMENT
             POLICY."

                    RESPONSE 12. We have modified the disclosure as such.

COMMENT 13.  REGARDING PROPOSAL 3.F., CONSIDER ADDING DISCLOSURE AS TO THE U.S.
             GOVERNMENT SECURITIES IN WHICH THE FUND CAN INVEST IN LIGHT OF THE
             INVESTMENT COMPANY INSTITUTE NO-ACTION LETTER (PUB. AVAIL. OCTOBER
             17, 2003).

                    RESPONSE 13. We have added disclosure to Proposal 3.F. that provides that, if the Proposal is approved, the Fund may
                    invest in securities issued or guaranteed by the U.S.
                    Government or its agencies or instrumentalities, which
                    include obligations (a) supported by the full faith and
                    credit of the U.S. Treasury, (b) supported by the ability to borrow from the U.S. Treasury, (c) supported only by the
                    credit of the issuing agency or instrumentality, or (d)
                    supported by the U.S. Government in some other way, such as the discretionary authority of the U.S. Government to
                    purchase certain obligations of the agency or
                    instrumentality.

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COMMENT 14.  REGARDING PROPOSAL 4.B., PLEASE DISCLOSE WHETHER THE FUNDS' ABILITY
             TO INVEST IN OTHER INVESTMENT COMPANIES WOULD INCLUDE THEIR ABILITY
             TO INVEST IN EXCHANGE-TRADED FUNDS ("ETFS").

                    RESPONSE 14. We have added disclosure that if Proposal 4.B.
                    is approved by shareholders, the Funds would be permitted to invest in ETFs.

COMMENT 15.  REGARDING PROPOSAL 4.B., CONSIDER ADDING DISCLOSURE ABOUT THE
             DUPLICATION OF FEES ASSOCIATED WITH THE FUNDS INVESTING IN OTHER
             INVESTMENT COMPANIES.

                    RESPONSE 15. We have added the following disclosure to
                    Proposal 4.B.:

                           "To the extent a Fund invests a portion of its assets
                    in shares of other investment companies, the Fund also will bear its proportionate share of the expenses of the
                    purchased investment company in addition to its own
                    expenses."

COMMENT 16.  REGARDING PROPOSAL 4.C., PLEASE CONFIRM WHETHER ANY FUND IS
             CURRENTLY LIMITED IN ITS ABILITY TO INVEST IN ILLIQUID OR
             RESTRICTED SECURITIES TO 10% OF ITS ASSETS.

                    RESPONSE 16. Certain of the Funds are limited by their
                    respective fundamental investment limitations to investing no more than 10% of their assets in illiquid securities (the
                    "affected Funds"). Under current regulatory interpretations, open-end mutual funds are able to invest up to 15% of their assets in illiquid securities other than money market funds which are limited to 10%. Accordingly, Proposal 4.C. is
                    being submitted to shareholders in order to allow the
                    affected Funds to invest in illiquid and restricted
                    securities to the extent permitted by current regulatory
                    interpretations. As no affected Fund is a money market fund, no affected Fund is restricted to investing 10% of its
                    assets in illiquid securities by operation of law, other
                    than by their respective current fundamental investment
                    limitation. We have added disclosure to this effect.

COMMENT 17.  PLEASE DO NOT USE ALL CAPS FOR THE PARAGRAPH THAT ASKS THE
             SHAREHOLDERS TO VOTE "FOR" THE VARIOUS PROPOSALS.

                    RESPONSE 17. We have modified this paragraph to be in
                    sentence case.

COMMENT 18.  PLEASE CONFIRM WHETHER THERE IS A PRIOR NOTICE REQUIREMENT IN ORDER
             FOR A SHAREHOLDER TO SUBMIT A PROPOSAL UPON ATTENDING THE RELEVANT
             SHAREHOLDERS MEETING.

                    RESPONSE 18. We can confirm that there is no such prior
                    notice requirement.

                    COMMENT TO FORM OF PROXY CARDS
                    ------------------------------

COMMENT 19.  IN RESPECT OF THE FUNDAMENTAL POLICY PROPOSALS, CONSIDER ADDING AN
             OPTION TO PERMIT SHAREHOLDERS TO VOTE "AGAINST ALL EXCEPT".

                    RESPONSE 19. We have revised the proxy cards so that the
                    shareholders will vote separately on each fundamental policy proposals. In addition to the separate policy proposals, the revised proxy cards have "For all" but not "Against all."
                    Accordingly, we believe that this comment is no longer
                    applicable.

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          As you have requested and consistent with SEC Release 2004-89, the
Funds hereby acknowledge that:

     o    each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
          Commission from taking any action with respect to the filings; and

     o    each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or Edward Meehan at (212) 762-8687. Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz

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